Filed pursuant to Rule 433

October 8, 2013

Relating to

Preliminary Prospectus Supplement dated October 8, 2013 to

Prospectus dated September 30, 2013

Registration Statement No. 333-191462

Duke Energy Corporation
$400,000,000 3.95% Senior Notes due 2023

Pricing Term Sheet

Issuer:	Duke Energy Corporation

Ratings (Moody’s / S&P / Fitch):	Baa1 / BBB / BBB+ A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	October 8, 2013

Settlement:	October 11, 2013 (T+3)

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing April 15, 2014

Security Description:	3.95% Senior Notes due 2023

Principal Amount:	$400,000,000

Maturity:	October 15, 2023

Coupon:	3.95%

Benchmark Treasury:	2.50% due August 15, 2023

Benchmark Treasury Yield:	2.625%

Spread to Benchmark Treasury:	+135 bps

Yield to Maturity:	3.975%

Initial Price to Public:	99.795% per Note

Make-Whole Call/Optional Redemption Provisions:	At any time before three months prior to maturity, redeemable at the Treasury Rate +25 bps. At any time on or after three months prior to maturity, redeemable at par.

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof

CUSIP / ISIN:	26441C AL9 / US26441CAL90

Joint Book-Running Managers:	BNP Paribas Securities Corp. Goldman, Sachs & Co. J.P. Morgan Securities LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. PNC Capital Markets LLC Santander Investment Securities Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at (800) 854-5674, Goldman, Sachs & Co. toll free at (866) 471-2526 or J.P. Morgan Securities LLC collect at (212) 834-4533.